UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D


Under the Securities Exchange Act of 1934

Farmer Bros. Co.
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(Name of Issuer)

Common Stock, $1.00 Par Value
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(Title of Class of Securities)

307675108
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(CUSIP Number)

Roy E. Farmer
c/o Farmer Bros. Co.
20333 S. Normandie Drive
Torrance, CA 90502
310-787-5241
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(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 24, 2003
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(Date of Event which Requires Filing of this Statement)








SCHEDULE 13D

CUSIP NO. 307675108

1.   NAME OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Roy E. Farmer

95-0725980
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(A) [ ]             (B) [X]
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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS

OO
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e) N/A      [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        State of California


NUMBER OF       7       SOLE VOTING POWER
SHARES                   184,684
BENEFICIALLY    8       SHARED VOTING POWER
OWNED BY                 None
EACH
REPORTING       9       SOLE DISPOSITIVE POWER
PERSON                   184,684
WITH

                10      SHARED DISPOSITIVE POWER
                         None

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 184,684 shares of Common Stock, $1.00 par value per share

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                 [ X]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        12.46%

14      TYPE OF REPORTING PERSON
        IN


Item 1.   Security and Issuer

This statement relates to shares of common stock, par value $1.00 per share, of Farmer Bros. Co., a California corporation ("the Company") having its principal executive offices at 20333 South Normandie Avenue, Torrance, CA 90502.

Item 2.   Identity and Background

Roy E. Farmer
c/o Farmer Bros.Co., 20333 S. Normandie Ave., Torrance, CA 90502
President and CEO of Farmer Bros. Co. (address in 2b above)

During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Roy E. Farmer is a citizen of the United States.

Roy E. Farmer is the son of Roy F. Farmer, Chairman of Farmer Bros. Co.  Roy
F. Farmer is the beneficial owner of 448,336 shares of Company common stock. Roy E. Farmer and Roy F. Farmer have advised the Company that they intend to vote in favor of a management proposal to reincorporate the Company in Delaware expected to be voted upon at the next annual meeting of shareholders. Roy E. Farmer disclaims the existence of any group with respect to the shares beneficially owned by him or his father.

Item 3.   Source and Amount of Funds or Other Consideration

On December 24, 2003, Roy E. Farmer succeeded his father, Roy F. Farmer, as sole trustee of trusts for the benefit of family members holding 146,364 Company shares. Previously he was the beneficial owner of 4,000 shares received in distribution of family trusts, 34,211 shares held by family trusts of which Roy E. Farmer was sole trustee and 109 shares allocated to him by the Farmer Bros. Co. ESOP. No shares were purchased.

Item 4.   Purpose of Transaction

As described in Item 3, there is no other purpose of the transaction.

Roy E. Farmer currently has no plans that would result in:

a. Except as indicated in the last paragraph of this Item 4, the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

b. Except as indicated in the last paragraph of this Item 4, any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

c. A sale or transfer of a material amount of the assets of the company or any of its subsidiaries;

d. Except as indicated in the last paragraph of this Item 4, any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the Board of Directors;

e. Any material change in the present capitalization or dividend policy of the Company;

f. Except as indicated in the last paragraph of this Item 4, any other material change in the Company's business or corporate structure;

g. Except as indicated in the last paragraph of this Item 4, any change in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Company by any person;

h. Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i. A class of equity securities of the company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act of 1934; or

j. Any action similar to any of those enumerated above.

Roy E. Farmer intends to re-evaluate continuously his investment in the Company and may, based on such re-evaluation, determine at a future date to change his current position with respect to any action enumerated above.

Roy E. Farmer intends to vote the securities reported herein in favor of a proposal to reincorporate Farmer Bros. Co. in Delaware which is expected to be voted upon at the next annual meeting of Company shareholders. Such proposal is expected to include the creation of a staggered board of directors and other changes in the Company's certificate of incorporation and bylaws (including elimination of shareholder action by written consent, elimination of shareholders' ability to call special meetings, creation of advance notice procedures for shareholder nominations and other proposals, elimination of shareholders ability to remove directors without cause, creation of the power of the board of directors to designate the terms of and issue preferred stock, and an election not to opt out of Section 203 of the Delaware General Corporations Law) which may impede the acquisition of control of the Company by any person. In addition Farmer Bros. Co., of which Roy E. Farmer is President and CEO and a member of the board of directors, has offered to sell approximately 125,000 shares of Company stock to the Farmer Bros. Co. Employee Stock Ownership Plan.

Item 5.   Interest in Securities of the Issuer

a. The aggregate number of and percentage of securities which this statement relates to is 184,684 shares, representing 12.46% of the 1,482,569 shares of common stock outstanding. Excludes 21,218 shares held by family trust of which Roy E. Farmer is the beneficiary but not trustee, as to which Roy E. Farmer disclaims beneficial ownership.

b.  Sole power to vote and dispose of shares is 184,684 shares

c. On December 24, 2003, Roy E. Farmer succeeded his father, Roy F. Farmer, as sole trustee of trusts for the benefit of family members holding 146,364 shares.

d.  N/A

e.  N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) bewteen Roy E. Farmer and any other persons with respect to Company stock except the trust agreements under which Roy E. Farmer serves as trustee of various family trusts. Roy E. Farmer has sole voting and investment power over all trust shares.

Item 7.   Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify at the information set forth in this statement is true, complete and correct.

Date:     January 5, 2003


By:       /s/  Roy E. Farmer

Name:          Roy E. Farmer